CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FOURTH QUARTER 2013 FINANCIAL RESULTS, CHARTER RENEWALS FOR A NUMBER OF ITS VESSELS AND THE INCREASE OF ITS SENIOR SECURED CREDIT FACILITY TO $225.0 MILLION.

ATHENS, Greece, January 31, 2014 -- Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international diversified shipping company today released its financial results for the fourth quarter ended December 31, 2013.

The Partnership’s net income for the quarter ended December 31, 2013, was $2.0 million, including a $7.1 million loss from the sale of the M/T Agamemnon II to unaffiliated third parties and a $0.6 million loss related to the settlement of the Partnership’s claims against Overseas Shipholding Group Inc. (“OSG”) and certain of OSG’s subsidiaries in connection with their voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code. After taking into account the preferred interest in net income attributable to the unit holders of the 18,922,221 Class B Convertible Preferred Units outstanding as of December 31, 2013, (the “Class B Units” and the “Class B Unitholders”), the result for the quarter ended December 31, 2013 was $0.02 net loss per limited partnership unit, which is $0.37 lower than the $0.35 income per unit from the previous quarter ended September 30, 2013 and $0.53 higher than the $0.55 net loss per unit in the fourth quarter of 2012.

Operating surplus for the quarter ended December 31, 2013 was $29.2 million, which is $3.4 million higher than the $25.8 million from the third quarter of 2013 and $6.7 million higher than the $22.5 million of the fourth quarter of 2012. The operating surplus adjusted for the payment of distributions to the Class B Unitholders was $25.2 million for the quarter ended December 31, 2013. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to the section “Appendix A” at the end of the press release, for a reconciliation of this non-GAAP measure to net income.

Revenues for the fourth quarter of 2013 were $47.0 million, compared to $38.3 million in the fourth quarter of 2012; the increase is mainly a result of the Partnership’s increased fleet size and improving employment day rates for certain of the Partnership’s vessels.

Total expenses for the fourth quarter of 2013 were $32.7 million (excluding a $7.1 million loss from the sale of the M/T Agamemnon II to unaffiliated third parties) compared to $26.3 million in the fourth quarter of 2012 (excluding a $43.2 million impairment charge), the increase mainly a result of the increased fleet size of the Partnership. The vessel operating expenses for the fourth quarter of 2013 amounted to $15.4 million for the commercial and technical management of our fleet under the terms of our management agreements, compared to $11.2 million in the fourth quarter of 2012. The total expenses for the fourth quarter of 2013 also include $14.3 million in depreciation and amortization, compared to $12.0 million in the fourth quarter of 2012, as a result of our increased fleet size. General and administrative expenses for the fourth quarter of 2013 amounted to $1.4 million compared to $2.3 million in the fourth quarter of 2012, the decrease resulting from the Partnership’s Omnibus Incentive Compensation Plan becoming fully vested in the third quarter of 2013.

Total other expense, net for the fourth quarter of 2013 amounted to $4.7 million compared to $3.8 million for the fourth quarter of 2012, the increase resulting from higher interest cost as a result of the increased indebtedness of the Partnership.

As of December 31, 2013, the Partners’ capital amounted to $781.4 million, which is $207.6 million higher than the Partners’ capital as of December 31, 2012, which amounted to $573.8 million. This increase primarily reflects the issuance of 13,685,000 common units in the quarter ended September 30, 2013, which raised gross proceeds of approximately $126.6 million, the issuance of the 9.1 million Class B Units, which raised gross proceeds of approximately $75.1 million, combined with the payment of $88.2 million in distributions since December 31, 2012 and the net income for the twelve months period ended December 31, 2013.

As of December 31, 2013, the Partnership’s total debt has increased by $124.9 million to $583.3 million, compared to total debt of $458.4 million as of December 31, 2012, as a result of the loan advances under the Partnership’s credit facilities during the twelve months period ended December 31, 2013 in connection with the acquisition of five 5,023 TEU Container Vessels acquired in 2013.

Fleet Developments

The M/T Aias (150,393 dwt, Crude Oil Tanker built 2008 Universal Shipbuilding Corp., Japan) and the M/T Amoureux (149,993 dwt, Crude Oil Tanker built 2008 Universal Shipbuilding Corp., Japan) were chartered to Capital Maritime & Trading Corp. (“Capital Maritime”) for a minimum charter term of one year (+/- 30 days) for $24,000 gross per day plus 50/50 profit share on actual earnings settled every 6 months. The earliest redelivery under the new charters is in November and December 2014, respectively. Both vessels were previously under charter with Capital Maritime at the same rate.

The M/T Amore Mio II (159,982 dwt, Crude Oil Tanker built 2001, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) entered into a new charter with Capital Maritime for a minimum charter term of one year (+/- 30 days) for $17,000 gross per day after its charter expiration to BP Shipping Ltd., which was for a gross rate of $17,500 per day. The earliest redelivery under the new charter is in November 2014.

The M/T Arionas (36,725 dwt, IMO II/III Chemical Product Tanker built 2006, Hyundai Mipo Dockyard Company, Ltd., South Korea) extended its employment with Capital Maritime for an additional charter term of a minimum of 12 months for $14,250 gross per day plus 50/50 profit share for breaching Institute Warranty Limits, which is $450 per day higher than its previous employment day rate. The earliest redelivery under the new charter is in October 2014.

All charters were unanimously approved by the Conflicts Committee of the Partnership.

In October 2013, the Partnership entered into two separate agreements with non-affiliated third parties to acquire an eco-Type MR product tanker, the M/T Aristotelis (51,604 dwt IMO II/III Chemical Product Tanker built 2013, Hyundai Mipo Dockyard Ltd., South Korea), and to sell the M/T Agamemnon II (51,238 dwt IMO II/III Chemical Product Tanker built 2008, STX Shipbuilding Co. Ltd., South Korea). The M/T Agamemnon II was delivered to its new owners on November 5, 2013. The Partnership took delivery of the M/T Aristotelis on November 28, 2013, which shortly thereafter commenced its period time charter for $17,000 gross per day for 18–24 months with Capital Maritime. The acquisition of the M/T Aristotelis was funded with proceeds from the sale of M/T Agamemnon II and approximately $6.3 million from the Partnership’s cash balances.

As a result of the above acquisitions and charter extensions, the weighted average remaining charter duration of our fleet is 8.8 years as of December 31, 2013 compared to 4.0 years at the end of 2012.

Increase of Partnership’s Credit Facility to $225.0 million

In September 2013, the Partnership entered into a new senior secured credit facility of up to $200.0 million led by ING Bank N.V., which was increased to $225.0 million pursuant to an amendment and restatement thereof entered into in December 2013.  None of the other material terms of the credit facility were amended. The facility is non-amortizing until March 2016, with a final maturity date in December 2020. The interest margin of this facility is 3.50%, with a commitment fee of 1.00%. The facility will be available for the funding of up to 50% of the charter free value of modern product tankers and post panamax container vessels. In September 2013, the Partnership drew $75.0 million from this senior secured credit facility in connection with the partial financing of the acquisition of three post panamax container vessels. As of January 31, 2014, $150.0 million remain available under this facility.

Market Commentary

Product tanker spot earnings modestly weakened in the fourth quarter of 2013 compared to the third quarter of 2013, but remained at overall robust levels. The decline was mainly driven by lower rates on the transatlantic trade as the lack of arbitrage opportunities and decreased European refinery throughputs limited product shipments from Europe to the East Coast of the United States. The market improved considerably in the second part of the quarter on the back of surging exports from the Gulf of Mexico and a rise in activity on the transatlantic route. Overall, average sport earnings for MR product tankers in 2013 reached their highest level since 2008, as the continuous strong exports from the US Gulf to Latin America, Europe and West Africa, along with stronger rates in the Eastern hemisphere and a firm rate environment on the transatlantic trade observed during the first half of the year, combined to push rates higher.

The product tanker period market experienced increased activity in the fourth quarter and throughout 2013, in response to the strengthening spot rate environment and the positive outlook for the sector, while period rates rose to the highest levels since July 2009. The number of period fixtures for product tankers in 2013 is estimated to have reached their highest level on record. We expect the positive development in the product tanker market to continue in 2014 on the back of stronger oil demand growth, rising exports from the US Gulf and favorable changes in the refinery landscape.

On the supply side, the product tanker order book continued to experience slippage during 2013, as approximately 33% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Analysts expect that net fleet growth for product tankers for 2014 will be in the region of 3.4%, while overall demand for product tankers for the year is estimated to grow at 4.2%.

The Suezmax spot market improved significantly in the fourth quarter, supported by seasonally stronger demand, along with increased long-haul crude movements from West Africa and the Atlantic basin to the Far East and delays in the Turkish Straits. For the year, average Suezmax spot earnings remained at historically low levels as excess tonnage availability counterbalanced the increased demand observed in 2013. The period charter rates as well as the number of period fixtures in the Suezmax sector remained at historically depressed levels in 2013.

Slippage for the Suezmax tanker order book continues to affect tonnage supply as approximately 54% of the expected crude newbuildings were not delivered on schedule. Suezmax tanker demand is expected to grow by 4.8% in the full year 2014 with net fleet growth projected at 2.4%.

Quarterly Common and Class B Unit Cash Distribution

On January 22, 2014, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per common unit for the fourth quarter of 2013, in line with management’s annual distribution guidance.  The fourth quarter common unit cash distribution will be paid on February 14, 2014, to unit holders of record on February 7, 2014.

In addition, on January 22, 2014, the Board of Directors of the Partnership declared a cash distribution of $0.21375 per Class B Unit for the fourth quarter of 2013, in line with the Partnership’s Second Amended and Restated Partnership Agreement, as amended. The fourth quarter Class B Unit cash distribution will be paid on February 10, 2014, to Class B Unitholders of record on February 3, 2014.

Management Commentary

Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:

“We are very pleased to see the improved operating surplus of the Partnership for the fourth quarter 2013, which reflects the full quarterly contribution of the three additional 5,023 TEU container vessels with 12 year period charters that we acquired in September 2013. Overall, we are very pleased with the steps we have taken during 2013 to grow the Partnership by increasing our fleet by a total of five container vessels, each with long term period coverage, as well as replacing one 2008 built product tanker with a 2013 built, ‘eco’ type MR product tanker with increased earnings capacity. Moreover, we have secured a loan facility, which we recently upsized to $225.0 million, which will further allow us to continue to pursue growth for the Partnership.”

“Importantly, the product tanker market continued to improve throughout 2013 with solid period fixture activity on the back of an improving spot market following continuous growth of U.S. exports of refined products and refinery capacity dislocation, thus allowing the Partnership to employ its product tankers at increased period rates.”

Mr Lazaridis concluded: “I would like to reiterate our commitment to the $0.93 per unit annual distribution guidance going forward and to the continued enhancement of our financial flexibility and distribution coverage. We believe that the improved distribution coverage, the better tanker market fundamentals and potential growth opportunities provide a solid base for the upward revision of our annual distribution guidance in the future.”

Conference Call and Webcast

Today, Friday January 31, 2014 at 10:00 a.m. Eastern Time (U.S.), the Partnership will host an interactive conference call.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners”.

A replay of the conference call will be available until February 7, 2014 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Forward-Looking Statements

The statements in this press release that are not historical facts, including our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth and demand, newbuilding deliveries and slippage as well as market and charter rate expectations and expectations regarding our quarterly distributions, amortization payments, ability to pursue growth opportunities and grow our distributions and annual distribution guidance may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, OSG, A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., Bluemarine Cargo, S.A. de C.V., Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C. Ioannis Lazaridis, CEO and CFO +30 (210) 4584 950 E-mail: i.lazaridis@capitalpplp.com	Investor Relations / Media Matthew Abenante Capital Link, Inc. (New York) Tel. +1-212-661-7566 E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp. Jerry Kalogiratos, Finance Director +30 (210) 4584 950 E-mail: j.kalogiratos@capitalpplp.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Comprehensive Income / (Loss)
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three months period ended December 31,		For the year ended December 31,
	2013	2012	2013	2012
Revenues	$33,710	$20,949	$116,520	$84,012
Revenues – related party	13,308	17,360	54,974	69,938
Total Revenues	47,018	38,309	171,494	153,950
Expenses:
Voyage expenses	1,523	777	5,776	5,114
Voyage expenses related party	86	133	314	554
Vessel operating expenses	11,295	6,476	38,284	22,126
Vessel operating expenses - related party	4,101	4,727	17,039	23,634
General and administrative expenses	1,373	2,252	9,477	9,159
Loss / (gain) on sale of vessel to third parties	7,073	-	7,073	(1,296)
Depreciation and amortization	14,307	11,994	52,208	48,235
Vessels’ impairment charge	-	43,178	-	43,178
Operating income / (loss)	7,260	(31,228)	41,323	3,246
Non operating income / (expense), net:
(Loss) / gain on sale of claim	(644)	-	31,356	-
Gain from bargain purchase	-	-	42,256	-
Total non operating (loss) / income, net:	(644)	-	73,612	-
Other income (expense), net:
Interest expense and finance cost	(4,661)	(3,852)	(15,991)	(26,658)
Gain on interest rate swap agreement	-	25	4	1,448
Interest and other income	2	48	533	775
Total other expense, net	(4,659)	(3,779)	(15,454)	(24,435)
Net income / (loss)	$1,957	$(35,007)	$99,481	$(21,189)
Preferred unit holders’ interest in Partnership’s net income / (loss)	$3,807	$3,325	$18,805	$10,809
General Partner’s interest in Partnership’s net income / (loss)	$(36)	$(767)	$1,598	$(640)
Common unit holders’ interest in Partnership’s net income / (loss)	$(1,814)	$(37,565)	$79,078	$(31,358)
Net (loss) / income per:
Common unit basic	$(0.02)	$(0.55)	$1.04	$(0.46)
Weighted-average units outstanding:
Common units basic	86.682,014	68,383,478	75,645,207	68,256,072
Net (loss) / income per:
Common unit diluted	$(0.02)	$(0.55)	$1.01	$(0.46)
Weighted-average units outstanding:
Common units diluted	86,682,014	68,383,478	97,369,136	68,256,072
Comprehensive income / (loss):
Partnership’s net income / (loss)	1,957	(35,007)	99,481	(21,189)
Other Comprehensive income:
Unrealized gain on derivative instruments	-	467	462	10,762
Comprehensive income / (loss)	$1,957	$(34,540)	$99,943	$(10,427)

Capital Product Partners L.P.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of United States Dollars)

	December 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$63,972	$43,551
Trade accounts receivable, net	4,365	2,346
Due from related parties	667	—
Above market acquired charters	612	—
Prepayments and other assets	1,376	1,259
Inventories	2,740	2,333
Total current assets	73,732	49,489
Fixed assets
Vessels, net	1,176,819	959,550
Total fixed assets	1,176,819	959,550
Other non-current assets
Trade accounts receivable, net	—	848
Above market acquired charters	130,770	47,720
Deferred charges, net	5,451	2,021
Restricted cash	15,000	10,500
Total non-current assets	1,328,040	1,020,639
Total assets	$1,401,772	$1,070,128
Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt	$5,400	$—
Trade accounts payable	7,519	4,776
Due to related parties	13,686	17,447
Derivative instruments	—	467
Accrued liabilities	5,387	2,781
Deferred revenue	6,936	10,302
Total current liabilities	38,928	35,773
Long-term liabilities
Long-term debt	577,915	458,365
Deferred revenue	3,503	2,162
Total long-term liabilities	581,418	460,527
Total liabilities	620,346	496,300
Commitments and contingencies	—	—
Partners’ capital	781,426	573,828
Total liabilities and partners’ capital	$1,401,772	$1,070,128

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of United States Dollars)

	For the years ended December 31,
	2013	2012
Cash flows from operating activities:
Net income / (loss)	$99,481	$(21,189)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities :
Vessel depreciation and amortization	52,208	48,235
Vessels’ impairment	—	43,178
Gain from bargain purchase	(42,256)	—
Amortization of deferred charges	405	480
Amortization of above market acquired charters	13,594	7,904
Equity compensation expense	3,528	3,826
Gain on interest rate swap agreements	(4)	(1,448)
Loss / (gain) on sale of vessels to third parties	7,073	(1,296)
Accrual on gain on sale of claim	644	—
Changes in operating assets and liabilities:
Trade accounts receivable	(1,171)	221
Due from related parties	(667)	—
Prepayments and other assets	(117)	237
Inventories	(407)	1,677
Trade accounts payable	2,066	(5,594)
Due to related parties	(3,761)	7,009
Accrued liabilities	1,573	480
Deferred revenue	(1,852)	1,078
Drydocking costs	(761)	—
Net cash provided by operating activities	129,576	84,798
Cash flows from investing activities:
Vessel acquisitions and improvements	(363,038)	(1,614)
Increase in restricted cash	(4,500)	(3,750)
Proceeds from sale of vessels	32,192	21,299
Net cash (used in) / provided by investing activities	(335,346)	15,935
Cash flows from financing activities:
Proceeds from issuance of Partnership units	195,771	140,000
Expenses paid for issuance of Partnership units	(3,410)	(1,673)
Proceeds from issuance of long-term debt	129,000	—
Payments of long-term debt	(4,050)	(175,215)
Loan issuance costs	(2,879)	(348)
Dividends paid	(88,241)	(73,316)
Net cash provided by / (used in) financing activities	226,191	(110,552)
Net increase / (decrease) in cash and cash equivalents	20,421	(9,819)
Cash and cash equivalents at beginning of period	43,551	53,370
Cash and cash equivalents at end of period	$63,972	$43,551
Supplemental Cash Flow Information
Cash paid for interest	$14,845	$25,864
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	$103	$134
Offering expenses included in liabilities	$(7)	$1,908
Capitalized dry docking and deferred costs included in liabilities	$628	$—
Fair value of vessels purchased, M/V Archimidis and M/V Agamemnon	$—	$133,000
Fair value of vessels sold, M/T Alexander the Great and M/T Achilleas, reduced by the net cash consideration received	$—	$(137,500)
Acquisition of above market time charter	$97,256	$4,500

Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items such as depreciation and amortization expense, loss on vessel sale and deferred revenue. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income for the three-month period ended December 31, 2013.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended December 31, 2013
Net income	$1,957
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	14,500
Deferred revenue	5,714
Loss on sale of a vessel	7,073
OPERATING SURPLUS PRIOR TO CLASS B PREFERRED UNITS DISTRIBUTION	29,244
Class B preferred units distribution	(4,045)
ADJUSTED OPERATING SURPLUS	25,199
Increase in recommended reserves	(4,226)
AVAILABLE CASH	$20,973